Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto to sell Alcan Composites
22 September 2009
Rio Tinto has entered into an agreement to sell Alcan Composites, part of the Alcan Engineered Products division, to Schweiter Technologies for a total consideration of US$349 million. The transaction is expected to close by the end of the year, following completion by the parties of various conditions precedent to closing, including regulatory processes and employee consultations.
Last week, Rio Tinto announced the sale of 56 per cent of the Alcan Engineered Products Cable business to Platinum Equity.
“In the last three months we have made significant inroads into divesting the downstream assets acquired with Alcan, including offers or agreed sales for the majority of Alcan Packaging and Cable,” said Guy Elliott, finance director, Rio Tinto. “Schweiter Technologies is well placed to successfully develop the Composites business, and we are realising further value for Rio Tinto shareholders.”
Schweiter Technologies is a Swiss listed company focusing on the manufacture of textile and semiconductor machinery. The business currently consists of the SSM Textile Machinery and Ismeca Semiconductor divisions, and the intention is that Composites will form a third standalone division within the group, consistent with Schweiter Technologies’ strategy of acquiring and running companies that are market leaders in their chosen segments.
Alcan Composites is a world leading sandwich composite materials manufacturing business focused on the display, architecture, and wind energy sectors. Headquartered in Sins, Switzerland, it operates 16 plants in Europe (Germany and Switzerland), the USA, South America, China and India and employs approximately 3,000 people. Its leading brands include Airex, Baltek, Dibond, Gator, Kapa, Forex, Sintra and Fome-Cor and the business serves a wide range of end-markets.
In the last 12 months to August 2009 Composites achieved sales of US$649 million and an EBITDA of US$54 million. All figures are unaudited and on a pro forma basis.
Since February 2008, Rio Tinto has announced asset sales of US$7 billion including the Composites sale. In addition, Rio Tinto received a binding offer from Amcor in August 2009 for US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions. During 2008, Rio Tinto announced divestments comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1.695 billion and the Kintyre uranium project in Western Australia for US$495 million.

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Announced transactions in 2009 comprise the Group’s interest in the Ningxia aluminium smelter in China for US$125 million, its Jacobs Ranch coal mine in the United States for US$761 million, Alcan Packaging Food Americas to Bemis Inc for US$1.2 billion, the Corumba iron ore mine in Brazil and associated river logistics for US$750 million and the Potasio Rio Colorado potash project in Argentina and the Regina exploration assets in Canada for US$850 million.
About Alcan Engineered Products
Alcan Engineered Products is a global sector-leading business strongly committed to developing innovative, value added products for a broad range of markets and applications. The portfolio consists of seven downstream businesses: aerospace, non commodity aluminium rolled products, aluminium extrusions, cable, composite products, automotive components and international trade.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office:: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Media Relations, France
Chrystele Ivins
Office: + 33 1 57 00 24 18
Mobile: + 33 6 76 92 66 99

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: http://www.riotinto.com/media/photolibrary.asp